SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED ("SCOTTISH WIDOWS") PURSUANT TO SECTION 198 COMPANIES ACT 1985 THAT ITS INTEREST IN THE COMPANY HAS DECREASED TO 61,502,223 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTS 3.89% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. SCOTTISH WIDOWS HAS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
STATE STREET NOMINEES LTD A/C XBY2	9,672,170
STATE STREET NOMINEES LTD A/C XBY3	488,784
STATE STREET NOMINEES LTD A/C W36A	952,014
STATE STREET NOMINEES LTD A/C W32L	2,098,199
STATE STREET NOMINEES LTD A/C W3L2	172,802
STATE STREET NOMINEES LTD A/C W33H	6,163,899
STATE STREET NOMINEES LTD A/C XBJ2	6,847,255
STATE STREET NOMINEES LTD A/C XBJ3	415,152
STATE STREET NOMINEES LTD A/C W3J3	3,905,700
STATE STREET NOMINEES LTD A/C W3I8	167,542
STATE STREET NOMINEES LTD A/C XBP7	667,980

dlw 10/29

STATE STREET NOMINEES LTD A/C XBY4	5,162,120
STATE STREET NOMINEES LTD A/C W39Q	170,682
STATE STREET NOMINEES LTD A/C XBY5	126,175
STATE STREET NOMINEES LTD A/C W32Z	91,759
STATE STREET NOMINEES LTD A/C W39N	1,283,848
STATE STREET NOMINEES LTD A/C W36U	2,616,228
STATE STREET NOMINEES LTD A/C XBK6	3,969,570
STATE STREET NOMINEES LTD A/C XBS8	28,283
STATE STREET NOMINEES LTD A/C W39F	16,450,590
STATE STREET NOMINEES LTD A/C W3PF	36,471
STATE STREET NOMINEES LTD A/C WJ9V	15,000
TOTAL	61,502,223